Exhibit 99.1

Wheaton Precious Metals Announces Admission to Trading on the Main Market of the London Stock Exchange

/NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM AUSTRALIA, JAPAN, SOUTH AFRICA OR ANY OTHER JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS ANNOUNCEMENT./

This announcement is an advertisement and not a prospectus for the purposes of the Prospectus Regulation Rules of the UK Financial Conduct Authority ("FCA") or otherwise and is not an offer of securities for sale in any jurisdiction, including in or into Canada, the United States, Australia, Japan or South Africa.

Neither this announcement, nor anything contained herein, shall form the basis of, or be relied upon in connection with, any offer or commitment whatsoever in any jurisdiction. Investors should not purchase any common shares (the "Common Shares") referred to in this announcement except solely on the basis of information contained in, or incorporated by reference into, the prospectus (the "Prospectus"), including the risk factors set out therein, published by Wheaton Precious Metals Corp. (the "Company", and together with its subsidiaries, "Wheaton"), in connection with the proposed admission of its Common Shares on the standard listing segment of the Official List of the FCA and admission to trading on the main market for listed securities of London Stock Exchange plc ("LSE"). A copy of the Prospectus published by the Company on 23 October 2020 is available for inspection on Wheaton's website at www.wheatonpm.com/Investors/LSE-Listing.

TSX: WPM
NYSE: WPM
LSE: WPM

VANCOUVER, BC, Oct. 28, 2020 /CNW/ - Wheaton Precious Metals Corp ("Wheaton" or the "Company") is pleased to announce that following the publication of its Prospectus on 23 October 2020, the Company's entire issued share capital will be admitted to the Official List of the FCA (standard segment) and to trading on the London Stock Exchange's Main Market for listed securities from 8.00 am (London time) today. Trading in the Company's Common Shares will commence on the LSE under the ticker 'WPM'.

The Company is not raising any funds in connection with admission and will have 449,280,476 Common Shares of no par value in issue.

A copy of the Prospectus is available on the Company's website www.wheatonpm.com/Investors/LSE-Listing and on the National Storage Mechanism https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

"We are delighted to be celebrating Wheaton's London Stock Exchange listing today, a pivotal moment in the Company's journey," said Randy Smallwood, President and Chief Executive Officer of Wheaton. "Our business model offers UK investors a unique and appealing opportunity to gain exposure to precious metals through one of the highest-quality portfolios of assets in the industry. We believe Wheaton is the best way to invest in the sector, and we are confident in the underlying market dynamics."

"We would like to thank the London Stock Exchange for its warm welcome and our employees and shareholders who have supported us thus far; we look forward to their continued support as we commence the next phase of our growth strategy."

About Wheaton Precious Metals

Wheaton's vision is to be the world's premier precious metals investment vehicle and to deliver value through streaming to all of their stakeholders. Since 2004, Wheaton has assembled a high-quality portfolio of long-life, low-cost assets, which delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions. Its business model offers investors commodity price leverage, as well as expansion and exploration upside but with a much lower risk profile than a traditional mining company. As a result, Wheaton has consistently outperformed gold and silver, as well as other mining investments1.

The Company has an experienced management team with a strong track record of success and is well positioned for further growth. Wheaton is also committed to adhering to high environmental, social and governance (ESG) standards and sustainable development by investing in the communities from which it receives precious metals.

Wheaton has appointed Joh Berenberg, Gossler & Co. KG and Peel Hunt LLP as joint UK corporate brokers and Tavistock Communications Ltd. as its UK public relations adviser. Bryan Cave Leighton Paisner LLP (BCLP) has acted as the UK legal adviser.

For further information, please contact:

Patrick Drouin or Emma Murray
Wheaton Precious Metals Corp.
Tel: 1-844-288-9878
Email: info@wheatonpm.com
Website: www.wheatonpm.com

UK PUBLIC RELATIONS

Tavistock                     +44 (0) 207 920 3150 / +44 778 597 4264
Jos Simson                   wheaton@tavistock.co.uk
Gareth Tredway
Annabel de Morgan

UK CORPORATE BROKERS

Berenberg                    +44 (0) 203 207 7800
Matthew Armitt
Jennifer Wyllie
Detlir Elezi

Peel Hunt                      +44 (0) 207 418 8900
Ross Allister
Alexander Allen
David McKeown

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton and, in some instances, the business, mining operations and performance of Wheaton's precious metal purchase agreements counterparties. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the intention to pursue admission to the Official List (Standard Segment) of the FCA and on the LSE's Main Market. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks associated with admission to the Official List (Standard Segment) of the FCA and listing on the LSE's  Main Market, and other risks discussed in the Prospectus, in the section entitled "Description of the Business – Risk Factors" in Wheaton's Annual Information Form available on SEDAR at www.sedar.com, Wheaton's Form 40-F for the year ended December 31, 2019 and Form 6-K filed March 11, 2020 both on file with the U.S. Securities and Exchange Commission in Washington, D.C. and Wheaton's Management's Discussion and Analysis for the three months ended March 31, 2020 available on SEDAR at www.sedar.com and Form 6-K filed May 7, 2020 (the "Disclosure"). Forward-looking statements are based on assumptions management currently believes to be reasonable including (without limitation): successful admission to the Official List of the FCA (Standard Segment) and listing on LSE's Main Market and such other assumptions and factors as set out in the Disclosure. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing readers with information to assist them in understanding Wheaton's expected financial and operational performance and may not be appropriate for other purposes. Any forward-looking statement speaks only as of the date on which it is made, reflects Wheaton's management's current beliefs based on current information and will not be updated except in accordance with applicable securities laws. Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward–looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. Past performance cannot be relied on as a guide to future performance.

[1] Wheaton Precious Metals' Total Return from 2005 to October 13, 2020, averaged over various time horizons versus gold, silver, the Philadelphia gold and silver index (XAU) and the Van Eck Vectors

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SOURCE Wheaton Precious Metals Corp.

View original content: http://www.newswire.ca/en/releases/archive/October2020/28/c6320.html

%CIK: 0001323404

CO: Wheaton Precious Metals Corp.

CNW 03:07e 28-OCT-20